

"At the Heart of What Drives Your World"

NEWS RELEASE

FOR RELEASE ON OR AFTER: May 1, 2006
FOR ADDITIONAL INFORMATION, PLEASE CONTACT:
David A. Barta
Vice President,
Chief Financial Officer
608-364-8808, Ext. 106

REGAL-BELOIT FIRST QUARTER EARNINGS PER SHARE
INCREASE 76%

May 1, 2006 (Beloit, WI): REGAL-BELOIT CORPORATION (NYSE:RBC) today reported strong increases in net sales and earnings for the first quarter ended April 1, 2006. Net sales increased 17.9% to $398.3 million from $337.8 million in the first quarter of 2005. Net income increased 93.6% to $23.8 million as compared to $12.3 million in the comparable period of 2005. Diluted earnings per share increased 75.6% to $.72 as compared to $.41 for the first quarter of 2005. The first quarter of 2006 contained one additional day as compared to the first quarter of 2005.

In the Electrical Segment, sales increased 19.4%, primarily driven by strong channel demand in commercial and industrial motors, generators, and HVAC motors. Sales in the Mechanical Segment increased 9.0%, with sales strength noted in many of the Company's diverse end markets. Sales for the first quarter of 2005 included $1.8 million of sales for the Illinois Gear business sold in May 2005.

The gross profit margin for the first quarter of 2006 was 23.4%, which is a 310 basis point improvement over the gross profit margin in the first quarter of 2005, as a result of higher volume, improved productivity and positive product mix. Income from operations was $43.6 million, or 11.0% of sales, a 68.6% increase over the $25.9 million or 7.7% of sales reported for the first quarter of 2005. Operating expenses for the first quarter of 2006 included $.7 million of expense related to the expensing of equity compensation as compared to $.3 million in the first quarter of 2005.

The Company's total debt increased to $420.3 million at the end of the first quarter of 2006 from $412.0 million at the end of 2005. This increase was primarily driven by an increase in accounts receivable resulting from the higher volume and timing of customer payments.

"We are extremely pleased with another strong performance by our business units evidenced by the results announced today and the recently announced 7.7% increase in the quarterly dividend," said Henry W. Knueppel, CEO. *"Our business units did an outstanding job of responding to the strong customer demand and in the launching of new products."*

"As we look into the second quarter, we continue to expect a positive sales environment in all of our business units. The recent unprecedented increases in the prices of copper and aluminum will, however, provide difficult and challenging cost hurdles. While we continue to leverage productivity initiatives to offset normal inflation, these unprecedented commodity increases will force us to evaluate additional price increases. Moving into the future, we expect continued contributions from the execution of our strategic initiatives: Innovation, Lean Six Sigma, Globalization, Digitization and Customer Centricity, to further assist us in battling commodity inflation and improve our operating performance. We are projecting second quarter diluted earnings per share to be in the range of $.92 to $.99 per share."



NEWS RELEASE

FOR RELEASE ON OR AFTER: May 1, 2006
FOR ADDITIONAL INFORMATION, PLEASE CONTACT:
David A. Barta
Vice President,
Chief Financial Officer
608-364-8808, Ext. 106

"At the Heart of What Drives Your World"

REGAL-BELOIT will be holding a telephone conference call pertaining to this news release at 1:00 PM CDT (2:00 PM EDT) on Monday, May 1, 2006. Interested parties should call 866-868-1109, access code 14499515. A replay of the call will be available through May 10, 2006 at 877-213-9653, access code 14499515.

REGAL-BELOIT CORPORATION is a leading manufacturer of mechanical and electrical motion control and power generation products serving markets throughout the world. REGAL-BELOIT is headquartered in Beloit, Wisconsin, and has manufacturing, sales, and service facilities throughout North America, and in Mexico, Europe and Asia.

CAUTIONARY STATEMENT

The following is a cautionary statement made under the Private Securities Litigation Reform Act of 1995: With the exception of historical facts, the statements contained in this press release may be forward looking statements. Forward-looking statements represent our management's judgment regarding future events. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including: unexpected issues and costs arising from the integration of acquired companies and businesses, such as our recent acquisitions of the HVAC motors and capacitors businesses and the Commercial AC motors business from General Electric Company; marketplace acceptance of our recent acquisitions, including the loss of, or a decline in business from, any significant customers; unanticipated fluctuations in commodity prices and raw material costs and issues affecting our ability to pass increased costs on to our customers; cyclical downturns affecting the markets for capital goods; substantial increases in interest rates that impact the cost of our outstanding debt; the impact of capital market transactions that the Company may effect; unanticipated costs associated with litigation matters; the success of our management in increasing sales and maintaining or improving the operating margins of our businesses; actions taken by our competitors; difficulties in staffing and managing foreign operations; our ability to satisfy various covenant requirements under our credit facility; and other risks and uncertainties described from time to time in our reports filed with U.S. Securities and Exchange Commission. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. The forward-looking statements included in this press release are made only as of the date of this release, and we undertake no obligation to update these statements to reflect subsequent events or circumstances.



"At the Heart of What Drives Your World"

NEWS RELEASE

FOR RELEASE ON OR AFTER: May 1, 2006
FOR ADDITIONAL INFORMATION, PLEASE CONTACT:
David A. Barta
Vice President,
Chief Financial Officer
608-364-8808, Ext. 106

STATEMENTS OF EARNINGS
In Thousands of Dollars

	Unaudited	
	Three Months Ended	
	April 1, 2006	March 31, 2005
Net Sales	$ **398,326**	$ 337,822
Cost of Sales	**305,046**	269,378
Gross Profit	**93,280**	68,444
Operating Expenses	**49,662**	42,579
Income From Operations	**43,618**	25,865
Interest Expense	**4,795**	5,454
Interest Income	**120**	48
Income Before Taxes & Minority Interest	**38,943**	20,459
Provision For Income Taxes	**14,342**	7,642
Income Before Minority Interest	**24,601**	12,817
Minority Interest in Income, Net of Tax	**813**	531
Net Income	$ **23,788**	$ 12,286
Per Share of Common Stock:		
Earnings Per Share - Basic	$ **.77**	$ .42
Earnings Per Share - Assuming Dilution	$ **.72**	$ .41
Cash Dividends Declared	$ **.13**	$ .12
Average Number of Shares Outstanding - Basic	**30,700,533**	29,033,901
Average Number of Shares Outstanding - Assuming Dilution	**32,957,209**	30,244,393



NEWS RELEASE

FOR RELEASE ON OR AFTER: May 1, 2006
FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

David A. Barta
Vice President,
Chief Financial Officer
608-364-8808, Ext. 106

"At the Heart of What Drives Your World"

CONDENSED BALANCE SHEETS
In Thousands of Dollars

ASSETS	(Unaudited) April 1, 2006	(Audited) Dec. 31, 2005
Current Assets:		
Cash and Cash Equivalents	**$ 26,207**	$ 32,747
Receivables and Other Current Assets	**279,264**	230,217
Inventories	**231,731**	224,316
Total Current Assets	**537,202**	487,280
Net Property, Plant and Equipment	**244,625**	244,329
Goodwill	**546,173**	546,168
Purchased Intangible Assets, Net	**44,080**	45,674
Other Noncurrent Assets	**18,958**	19,103
Total Assets	**$ 1,391,038**	$ 1,342,554
Liabilities and Shareholders' Investment		
Current Liabilities	**$ 240,275**	$ 218,791
Long-Term Debt	**389,038**	386,332
Other Noncurrent Liabilities	**92,711**	89,435
Shareholders' Investment	**669,014**	647,996
Total Liabilities and Shareholders' Investment	**$ 1,391,038**	$ 1,342,554

SEGMENT INFORMATION
In Thousands of Dollars

	(Unaudited)			
	Mechanical Segment		Electrical Segment	
	Three Months Ended		Three Months Ended	
	April 1, 2006	March 31, 2005	**April 1, 2006**	March 31, 2005
Net Sales	**$ 52,961**	$ 48,601	**$ 345,365**	$ 289,222
Income from Operations	**$ 3,707**	$ 2,738	**$ 39,911**	$ 23,127

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Corporate Offices
200 State Street ● Beloit, WI 53511-6254
608-364-8808 ● Fax: 608-364-8818
Website: www.regal-beloit.com